[LETTERHEAD OF ROBINSON SILVERMAN PEARCE
                          ARONSOHN & BERMAN LLP]

                              January 7, 1999




David M. Lynn, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-9
Washington, D.C.  20549


          Re:  Kranzco Realty Trust
               Registration Statement on Form S-4
               Registration No. 333-52743
               ----------------------------------

               New America Network, Inc.
               Registration Statement on Form S-1
               Registration No. 333-52745
               ----------------------------------

Dear Mr. Lynn:

          On behalf of Kranzco Realty Trust ("Kranzco"), in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we are hereby writing to request the withdrawal of Kranzco's Registration Statement on Form S-4 (Registration No. 333-52743). Although the Registration Statement was declared effective, no sales or exchanges were made pursuant to such Registration Statement.

          Furthermore, on behalf on New America Network, Inc. ("NAI"), in accordance with Rule 477 promulgated under the Securities Act, we are hereby writing to request the withdrawal of NAI's Registration Statement on Form S-1 (Registration No. 333-52745).

          Kranzco and NAI each independently determined to withdraw their respective aforementioned Registration Statements in light of material disruptions to the securities markets which made the consummation of the transactions contemplated by such Registration Statements impracticable.

          Please do not hesitate to contact the undersigned at
(212) 541-2069, Alan S. Pearce at (212) 541-2111, or Gary Wolff at
(212) 541-1107, with any questions you may have regarding the above.

                              Very truly yours,



                              /s/ Amy L. Katz
                              ---------------------
                              Amy L. Katz


cc:  Kim Mazur
     Norman M. Kranzdorf
     Gerald C. Finn
     Alan S. Pearce
     Gary Wolff